EXHIBIT 99.1

CENTRAL FUND ANNOUNCES FILING OF FORM 40-F WITH SEC

For Immediate Release to Marketwire and

U. S. Disclosure Circuit

TSX SYMBOLS: CEF.A (Cdn. $) and CEF.U (U.S. $)

NYSE MKT SYMBOL: CEF

TORONTO, Ontario - December 8, 2016 - Central Fund of Canada Limited (“Central Fund”) is pleased to announce that it has filed its annual report on Form 40-F for the fiscal year ended October 31, 2016 with the U.S. Securities and Exchange Commission. A copy of the Form 40-F is now available on Central Fund’s website at www.centralfund.com/Financials.htm.

The AIF and the 2016 annual audited financial statements and management’s discussion and analysis have also been filed by Central Fund of Canada Limited with the applicable Canadian regulatory bodies. These filings are available for viewing and retrieval through Sedar at www.sedar.com.

Investors may request a printed copy of the complete audited financial statements, free of charge, by email to info@centralfund.com or by mail to Central Fund of Canada Limited, at its registered office at 3300 TD Canada Trust Tower, 421 – 7th Avenue S.W., Calgary, Alberta T2P 4K9, Canada, Attention: Catherine A. Spackman, Treasurer and Chief Financial Officer.

Central Fund of Canada Limited, established in 1961, is a specialized investment holding company which passively invests primarily in long-term holdings of unencumbered, allocated and physically segregated gold and silver bullion and does not speculate in gold and silver prices. At October 31, 2016, the Class A shares of Central Fund were backed 99.2% by gold and silver bullion and may be purchased or sold with ease on either the NYSE MKT (Symbol: CEF) or The Toronto Stock Exchange (Symbols: CEF.A in Canadian dollars and CEF.U in U.S. dollars).

For further information, please contact:

J.C. Stefan Spicer, President and CEO

Email: info@centralfund.com

Website: www.centralfund.com

Telephone: 905-648-7878